Exhibit 12.1

State Street Corporation

R A T I O    O F    E A R N I N G S    T O    F I X E D    C H A R G E S

(Dollars in millions) Years Ended December 31,	2001	2000	1999	1998	1997	1996
(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$944	$914	$974	$662	$568	$453
Fixed charges	983	1,360	954	856	613	477

Earnings as adjusted	$1,927	$2,274	$1,928	$1,518	$1,181	$930

Income before income taxes
Pretax income from continuing operations as reported	$930	$906	$968	$657	$564	$447
Share of pretax income of 50% owned subsidiaries not included in above	14	8	6	5	4	6

Net income as adjusted	$944	$914	$974	$662	$568	$453

Fixed charges:
Interest on other borrowings	$881	$1,268	$874	$770	$548	$452
Interest on long-term debt including amortization of debt issue costs	93	82	70	66	55	15
Portion of rents representative of the interest factor in long term lease	9	10	10	20	10	10

Fixed charges	$983	$1,360	$954	$856	$613	$477

Ratio of earnings to fixed charges	1.96x	1.67x	2.02x	1.77x	1.93x	1.95x
(B) Including interest on deposits:
Adjusted earnings from (A) above	$1,927	$2,274	$1,928	$1,518	$1,181	$930
Add interest on deposits	856	1,012	712	656	512	425

Earnings as adjusted	$2,783	$3,286	$2,640	$2,174	$1,693	$1,355

Fixed Charges:
Fixed charges from (A) above	$983	$1,360	$954	$856	$613	$477
Interest on deposits	856	1,012	712	656	512	425

Adjusted fixed charges	$1,839	$2,372	$1,666	$1,512	$1,125	$902

Adjusted earnings to adjusted fixed charges	1.51x	1.39x	1.58x	1.44x	1.50x	1.50x